Exhibit 3.15

CERTIFICATE OF FORMATION

OF

Libbey.com LLC

1.	The name of the limited liability company is Libbey.com LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	This certificate may be made effective on the date of filing.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Libbey.com LLC this 20th day of September, 1999.

/s/ Arthur H. Smith
Arthur H. Smith, Secretary

(DEL. - LLC 3239 - 3/7/95)